Filed Pursuant to Rule 424(b)(3)

Registration No. 333-251433

PROSPECTUS SUPPLEMENT

(To Prospectus dated May 18, 2021)

306,053,642 Shares of Class A Common Stock

6,650,000 Warrants

This Prospectus Supplement supplements the prospectus dated May 18, 2021 (as supplemented to date, the “Prospectus”), which forms a part of our Registration Statement on Post-Effective Amendment No. 3 to the Form S-1 (Registration Statement No. 333- 251433) filed with the Securities and Exchange Commission (the “Commission”) on May 17, 2021 and declared effective by the Commission on May 18, 2021.

The Prospectus and this Prospectus Supplement relate to the disposition from time to time of 1) up to 306,053,642 shares of our Class A Common Stock, which include Class A Common Stock issuable upon conversion of our Class B Common Stock, the exercise of certain private placement and public warrants (together, the “Warrants”), the exercise of certain stock options, and the vesting of certain restricted stock units, and 2) up to 6,650,000 private placement warrants, which are held or may be held by the selling securityholders named in the Prospectus. We will not receive any proceeds from the sale of our securities offered by the selling securityholders under the Prospectus.

On August 24, 2021, we redeemed all outstanding public warrants that had not been exercised as of such date (the “Public Warrant Redemption Date”). We received an aggregate of $129,687,711.37 from the cash exercise of public warrants prior to the Public Warrant Redemption Date, net of the amount paid for redemption of unexercised public warrants. On August 30, 2021, we gave notice to all holders of private placement warrants that such warrants would be redeemed on September 30, 2021 unless exercised prior to that date (the “Private Warrant Redemption Date”). Since all private placement warrants were exercised prior to the Private Warrant Redemption Date, none were redeemed and we received an aggregate of $21,742,877.50 from the cash exercises of such warrants. As a result of such redemptions and exercises, no Company warrants remain outstanding.

This Prospectus Supplement should be read in conjunction with the Prospectus, which is to be delivered with this Prospectus Supplement. This Prospectus Supplement updates, amends and supplements the information included or incorporated by reference in the Prospectus. If there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement.

This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Current Report on Form 8-K

On October 26, 2021, we filed a Current Report on Form 8-K with the Commission. The portion of the text of such Form 8-K that is treated as “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, is attached hereto.

Investing in our securities involves a high degree of risk. In reviewing the Prospectus and this Prospectus Supplement, you should carefully consider the matters described under the heading “Risk Factors” beginning on page 6 of the Prospectus.

You should rely only on the information contained in the Prospectus, this Prospectus Supplement or any Prospectus Supplement or amendment hereto. We have not authorized anyone to provide you with different information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 26, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 26, 2021

QuantumScape Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-39345	85-0796578
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1730 Technology Drive, San Jose, California		95110
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (408) 452-2000

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	QS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02 Results of Operations and Financial Condition.

On October 26, 2021, QuantumScape Corporation (the “Company”) announced its financial results for its third fiscal quarter, which ended September 30, 2021. A copy of the Company’s Shareholder Letter is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

On October 26, 2021, the Company issued a press release announcing the release of its financial results. A copy of the press release is attached as Exhibit 99.2 to this Current Report on Form 8-K.

The information contained in this Item 2.02 and in the accompanying Exhibits 99.1 and 99.2 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language in such filing, unless expressly incorporated by specific reference in such filing.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description
99.1*	Letter to Shareholders – Q3 Fiscal 2021 dated October 26, 2021
99.2*	Press Release dated October 26, 2021
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

QUANTUMSCAPE CORPORATION

Date: October 26, 2021	By:	/s/ Kevin Hettrich
Kevin Hettrich
Chief Financial Officer (Principal Financial and Accounting Officer)

Exhibit 99.1

Q3 Fiscal 2021

Letter to Shareholders

OCTOBER 26, 2021

Dear Shareholders,

We are happy to report that the third quarter of 2021 saw a number of substantial commercial and technical achievements. In this letter, we will outline some of our most significant accomplishments from the past 90 days.

Third-Party Testing

On the Q2 2021 earnings call, we disclosed that we submitted our single-layer cells for testing by an independent third-party lab. We can now report that the results from these tests replicate the impressive performance we first disclosed in our Battery Showcase presentation on December 8, 2020. The lab carried out what we believe is the most automotive-relevant test: over 800 cycles at 25 °C, 1C (one hour) charge/discharge rates, 100% depth of discharge, and 3.4 atmospheres of pressure.

This test is critical because automotive applications require a battery cell to simultaneously satisfy all the essential requirements: excellent cycle life (800 cycles to better than 80%) at high charge/discharge rates (1C/1C) without dendrite formation, working at room temperature (25 °C) and modest pressure (i.e., <5 atmospheres). As the graph below shows, our cells fulfill these requirements and the third-party lab cycling behavior is fundamentally similar to our internal testing data.

External Validation of Single-Layer Pouch Cycle Life

Not all battery performance tests are created equal. The test performed here reflects a complete cycle-life test that demonstrates how well the cell chemistry stands up to extended high-performance usage under realistic temperature and pressure conditions. In contrast, some other companies’ battery tests merely show a single cycle or show cycling at very slow rates of charge, such as five hours (C/5), without reflecting the real-world automotive stresses the battery can expect over its service life. We continue to believe that the fundamental cell performance shown here remains unmatched by any competing solid-state or lithium-metal battery data published thus far.

The tests were performed by Mobile Power Solutions, an independent battery laboratory, ANAB accredited to ISO/IEC 17025:2017, based in Beaverton, Oregon. The full report will be available on our website. We commissioned these independent tests to provide transparency to shareholders, the battery scientist community and the general public. However, we continue to believe that the most important validation of our technology comes from prospective customers, and going forward, we will prioritize production capacity for customer testing and sampling.

Customer Engagements

The third quarter also marked an exciting milestone in QuantumScape’s path to commercialization: on September 21, we announced an agreement with another top-10 global automotive OEM (by sales revenue). We believe that the addition of another global automotive OEM alongside our existing partnership with Volkswagen has major commercial implications. The automotive OEM has already tested our cells in their labs, and the agreement calls for them to work with us to evaluate our batteries for inclusion into pre-series prototype vehicles and, ultimately, for series production vehicles.

To that end, they have agreed to purchase 10 megawatt-hours of batteries from our pre-pilot line, QS-0, contingent on achieving technical milestones that are in-line with our pre-existing technical development roadmap. While the potential near-term economic value of these pre-pilot test cells is in the high single-digit millions, if we are able to deliver on the technical milestones, we believe this deal will be a major long-term opportunity.

It is important to emphasize that we expect demand for our cells to exceed supply for the foreseeable future, and consequently, we will focus customer engagements on prospects or segments that represent substantial strategic opportunities and potential customers that we believe occupy an important space in the market and align with our long-term goals. Given that this new OEM agreement represents a substantial fraction of total QS-0 capacity, it should be clear that we believe this deal checks all these boxes.

Along with our existing partnership with Volkswagen, we now have two of the top-10 global automotive OEMs as prospective customers, and both deals have come after testing of our cells by the automakers in their own labs. Additional customer engagement remains strong among automotive OEMs, as well as across a number of other applications, and we will remain strategic about the partnerships we enter into.

Cell Development

Cell development efforts saw progress during the past quarter. On August 25, we announced the completion of our third key milestone for 2021: our four-layer cells successfully demonstrated one-hour charge and discharge cycling with cycle life in excess of the commercially relevant target of 80% after 800 cycles. This test was carried out under our stringent test conditions: 100% depth of discharge, 25 °C and 3.4 atmospheres of pressure. These four-layer cells have now reached 1,000 cycles, in excess of our 800-cycle target, and performance remains similar to that shown in our single-layer design, demonstrating that we can make multilayer cells without adversely impacting cycling behavior or capacity retention.

Construction and development of 10-layer cells continues with encouraging results. The first-generation 10-layer cells reported in the second quarter shareholder letter displayed energy retention behavior similar to our four- and single-layer cells, as well as cycling performance in excess of our expectations for such early cells, achieving over 300 cycles at a 1C rate. As we have said before, achieving our targets requires continued improvement of the quality, consistency and throughput of our processes. Our testing at aggressive 1C charge/discharge rates allows us to quickly identify potential refinements in cell design and construction, dramatically shorten the development cycle, and deploy improvements rapidly. We continue to make more 10-layer cells incorporating insights from our early cells and as the graph below shows, energy retention behavior is generally similar even when scaled up to multilayer designs.

Energy Retention vs Cycle Count

In addition to the development of cells based on nickel-rich cathodes described above, our development of cells based on lithium iron phosphate (LFP) cathodes continues to show technical promise. Refinements to the cathode material and manufacturing process have yielded LFP-based cells that deliver improved cycle life performance under our standard testing conditions. We expect LFP will play an important role for our prospective customers, who are seeking to minimize material costs and diversify the risks to their supply chain without incurring the severe energy density penalty normally suffered by LFP-based batteries. For a more in-depth discussion, shareholders are invited to watch our September 9 webinar on the subject.

Manufacturing Progress

Our scale-up plans call for a staged approach, with several generations of manufacturing lines:

•
an expanded engineering line
•
our pre-pilot production line (QS-0)
•
our joint venture production line with Volkswagen (QS-1)

Our engineering line is used for cell and process development as well as production of near-term customer prototypes. Expansions to the engineering line will allow us to increase cell output, providing the test cells needed to further accelerate our development program. The high-volume continuous flow heat treatment tool on this line is currently undergoing commissioning, and key automation tools for separator production and cell assembly and packaging are being delivered and integrated into this engineering line, as well.

We intend to use QS-0 to both produce more cells for customer use in pre-series test vehicles and prove out the processes that will be used in our GWh-scale QS-1 production facility. This quarter we finalized orders for large-scale heat treatment tooling for the QS-0 pre-pilot line, in close collaboration with our vendors and partners. These tools represent the core of our manufacturing capability.

We are focused on engineering and de-risking the processes that will form the heart of QS-0, QS-1, and subsequent expansions, and are continuing to pursue improvements to quality, consistency and throughput of our manufacturing process, improvements that are essential to achieve our goals. In the near term, we believe increasing automation on our engineering line will improve our ability to serve preliminary customer sampling demand from Volkswagen, our new automotive OEM customer, and other prospective buyers.

cathode production tool

Our newest facility located in San Jose, CA will house our QS-0 pre-pilot line

2021 Outlook

As we enter the final quarter of the year, we continue to prioritize investments to support our key milestones. We ended the third quarter with over $1.5B in liquidity, including $39M of proceeds from warrants exercised during the quarter. As of September 30, 2021, all warrants assumed in connection with the business combination have been exercised or redeemed and none remain outstanding. We believe this simplifies and streamlines our capital structure. Beginning in Q4 2021, we will not incur incremental fair value adjustments related to these warrants. In total, cash proceeds from the exercise of warrants assumed in connection with the business combination amounted to $151M.

Our expectation for 2021 remains that cash operating expenses (opex less depreciation and stock-based compensation) will be between $130M and $160M. In our Q2 letter, we anticipated pulling forward the timing of some QS-0 pre-pilot manufacturing line spend from 2022 into 2021. Working with our equipment suppliers, we now have a better line of sight on how we will finish the year. We anticipate capex will be in the range of $135M to $165M. We continue to reiterate our guidance of greater than $1.3B in liquidity at year end. This strong cash position provides us the flexibility to efficiently allocate resources as we work to commercialize our solid-state lithium-metal technology.

With three out of our four key 2021 milestones fully completed, we are focused on achieving our 10-layer cell goal and delivering prototype samples in commercially relevant form factors to automotive OEMs from our engineering lines in 2022. Longer-term, we continue to target providing cells for R&D test cars from QS-0 in 2023 and entering commercial production in the 2024–2025 timeframe.

Our Strategic Vision

While our immediate focus remains on completing our 2021 milestones and ramping up our manufacturing and customer sampling activities, these near-term goals should always be understood in the context of our broader strategic vision. Recently, our Board of Directors laid out a series of ambitious targets for the company, to be achieved over the course of the coming decade, including cumulative delivery of one terawatt-hour of battery cells, equivalent to the annual production of over 20 factories the size of the Gigafactory outside Reno, Nevada.

While these goals are certainly extraordinary in scale, we believe that they are, in fact, possible, and our longer-term ambitions beyond 2030 are to continue to grow our share in what we expect to be a multi-decade growth market for EV adoption. Of course, there is much work to be done. But we believe that the once-in-a-generation shift to electric vehicles, combined with QuantumScape’s transformative lithium-metal battery technology, represents a truly extraordinary opportunity for decarbonization as well as shareholder value creation.

Extraordinary opportunity demands extraordinary ambition. As we enter the last quarter of 2021, we will continue our work to make these ambitions a reality.

Jagdeep Singh Founder, CEO & Chairman	Kevin Hettrich CFO

QuantumScape Corporation

Condensed Consolidated Balance Sheets (Unaudited)

(In Thousands, Except per Share Amounts)

	September 30,	December 31,
	2021	2020
Assets
Current assets
Cash and cash equivalents ($3,382 and $3,406 as of September 30, 2021 and December 31, 2020, respectively, for joint venture)	$346,156	$113,216
Marketable securities	1,197,572	884,336
Prepaid expenses and other current assets	8,611	11,616
Total current assets	1,552,339	1,009,168
Property and equipment, net	135,677	43,696
Right-of-use assets - finance lease	37,290	—
Right-of-use assets - operating lease	22,911	11,712
Other assets	11,069	2,193
Total assets	$1,759,286	$1,066,769
Liabilities, redeemable non-controlling interest and stockholders’ equity
Current liabilities
Accounts payable	$22,403	$5,383
Accrued liabilities	6,370	2,701
Accrued compensation	5,604	2,391
Operating lease liability, short-term	1,552	1,220
Finance lease liability, short-term	152	—
Strategic premium, short-term	201	655
Total current liabilities	36,282	12,350
Operating lease liability, long-term	22,102	11,244
Finance lease liability, long-term	44,120	—
Assumed common stock warrant liabilities	—	689,699
Total liabilities	102,504	713,293
Redeemable non-controlling interest	1,694	1,704
Stockholders’ equity
Preferred stock- $0.0001 par value; 100,000 shares authorized, none issued and outstanding as of September 30, 2021 and December 31, 2020	—	—
Common stock - $0.0001 par value; 1,250,000 shares authorized (1,000,000 Class A and 250,000 Class B); 325,702 Class A and 96,740 Class B shares issued and outstanding as of September 30, 2021, 207,769 Class A and 156,225 Class B shares issued and outstanding as of December 31, 2020	42	36
Additional paid-in-capital	3,612,054	2,329,406
Accumulated other comprehensive loss	(629)	(31)
Accumulated deficit	(1,956,379)	(1,977,639)
Total stockholders’ equity	1,655,088	351,772
Total liabilities, redeemable non-controlling interest and stockholders’ equity	$1,759,286	$1,066,769

QuantumScape Corporation

Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) (Unaudited)

(In Thousands, Except per Share Amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Operating expenses:
Research and development	$39,467	$16,977	$104,708	$42,373
General and administrative	14,365	3,713	43,421	8,460
Total operating expenses	53,832	20,690	148,129	50,833
Loss from operations	(53,832)	(20,690)	(148,129)	(50,833)
Other (loss) income:
Interest expense	(359)	(8,947)	(597)	(8,947)
Interest income	605	143	1,201	962
Change in fair value of assumed common stock warrant liabilities	68,934	—	168,674	—
Change in fair value of Series F convertible preferred stock tranche liabilities	—	(347,120)	—	(347,120)
Other income	3	760	101	760
Total other income (loss)	69,183	(355,164)	169,379	(354,345)
Net income (loss)	15,351	(375,854)	21,250	(405,178)
Less: Net loss attributable to non-controlling interest, net of tax of $0	—	(1)	(10)	(6)
Net income (loss) attributable to common stockholders	$15,351	$(375,853)	$21,260	$(405,172)
Net income (loss)	$15,351	$(375,854)	$21,250	$(405,178)
Other comprehensive income (loss):
Unrealized gain (loss) on marketable securities	65	(107)	(598)	(50)
Total comprehensive income (loss)	15,416	(375,961)	20,652	(405,228)
Less: Comprehensive loss attributable to non-controlling interest	—	(1)	(10)	(6)
Comprehensive income (loss) attributable to common stockholders	$15,416	$(375,960)	$20,662	$(405,222)

Net income (loss) per share of common stock attributable to common stockholders
Basic	$0.04	$(1.57)	$0.05	$(1.69)
Diluted	$(0.13)	$(1.57)	$(0.36)	$(1.69)
Weighted-average shares used in computing net income (loss) per share of common stock
Basic	417,829	239,922	397,370	239,838
Diluted	420,649	239,922	404,369	239,838

QuantumScape Corporation

Condensed Consolidated Statements of Cash Flows (Unaudited)

(In Thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Operating activities
Net income (loss)	$15,351	$(375,854)	$21,250	$(405,178)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	2,779	1,968	7,632	4,716
Amortization of right-of-use assets- operating lease	471	310	1,177	915
Amortization of right-of-use assets- finance lease	848	—	1,413	—
Amortization of premiums and accretion of discounts on marketable securities	3,623	217	9,055	212
Stock-based compensation expense	12,727	4,871	36,010	9,253
Change in fair value of convertible preferred stock warrant liabilities	—	8,947	—	8,947
Change in fair value of convertible preferred stock tranche liabilities	—	347,120	—	347,120
Change in fair value of assumed common stock warrant liabilities	(68,934)	—	(168,674)	—
Other	336	8	223	—
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	1,951	(43)	2,419	(491)
Accounts payable, accrued liabilities and accrued compensation	2,345	614	7,361	1,193
Operating lease liability	(364)	(272)	(1,168)	(801)
Net cash used in operating activities	(28,867)	(12,114)	(83,302)	(34,114)
Investing activities
Purchases of property and equipment, net	(38,741)	(4,021)	(82,396)	(13,912)
Proceeds from maturities of marketable securities	200,005	26,000	611,005	88,000
Proceeds from sales of marketable securities	50,838	—	172,293	—
Purchases of marketable securities	(286,828)	(26,282)	(1,106,167)	(50,633)
Net cash (used in) provided by investing activities	(74,726)	(4,303)	(405,265)	23,455
Financing activities
Proceeds from exercise of stock options	1,880	306	11,332	320
Proceeds from exercise of warrants	39,113	—	151,431	—
Payment of Business Combination share issuance costs	—	(2,283)	(1,016)	(2,283)
Proceeds from issuance of common stock, net of issuance costs paid	—	—	462,926	—
Proceeds from issuance of Class A Common Stock pursuant to Legacy QuantumScape Series F Preferred Stock Purchase Agreement, net of issuance costs	—	(208)	99,930	(208)
Proceeds from finance lease, net of principal payment	5,172	—	5,210	—
Net cash (used in) provided by financing activities	46,165	(2,185)	729,813	(2,171)
Net increase in cash, cash equivalents and restricted cash	(57,428)	(18,602)	241,246	(12,830)
Cash, cash equivalents and restricted cash at beginning of period	414,084	31,368	115,410	25,596
Cash, cash equivalents and restricted cash at end of period	$356,656	$12,766	$356,656	$12,766
Supplemental disclosure of cash flow information
Cash paid for interest	$—	$—	$238	$—
Purchases of property and equipment, accrued but not paid	$21,724	$3,003	$21,724	$3,003
Business Combination expense, accrued but not paid	$—	$1,801	$—	$1,801
Series F convertible preferred stock issuance cost, accrued but not paid	$—	$111	$—	$111
Fair value of assumed common stock warrants exercised	$79,521	$—	$521,025	$—

Net Income (Loss) to Adjusted EBITDA

Adjusted EBITDA is a non-GAAP supplemental measure of operating performance that does not represent and should not be considered an alternative to operating loss or cash flow from operations, as determined by GAAP. Adjusted EBITDA is defined as net income (loss) before interest expense, non-controlling interest, revaluations, stock-based compensation and depreciation and amortization expense. We use Adjusted EBITDA to measure the operating performance of our business, excluding specifically identified items that we do not believe directly reflect our core operations and may not be indicative of our recurring operations. Adjusted EBITDA may not be comparable to similarly titled measures provided by other companies due to potential differences in methods of calculations. A reconciliation of Adjusted EBITDA to net income (loss) is as follows:

($ in Thousands)	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
GAAP net income (loss) attributable to Common Stockholders	$15,351	$(375,853)	$21,260	$(405,172)
Interest expense (income), net (1)	(246)	8,804	(604)	7,985
Other expense, net	(3)	(760)	(101)	(760)
Change in fair value of assumed common stock warrant liabilities	(68,934)	—	(168,674)	—
Change in fair value of Series F convertible preferred stock tranche liabilities	—	347,120	—	347,120
Net loss attributable to non-controlling interests	—	(1)	(10)	(6)
Stock-based compensation	12,727	4,871	36,010	9,253
Non-GAAP operating loss	$(41,105)	$(15,819)	$(112,119)	$(41,580)
Depreciation and amortization expense	2,779	1,968	7,632	4,716
Adjusted EBITDA	$(38,326)	$(13,851)	$(104,487)	$(36,864)

(1) Includes non-cash fair value adjustment related to the convertible preferred stock warrant liability of $8.9 million for the three months and nine months ended September 30, 2020. There were no such adjustments for the three months and nine months ended September 30, 2021.

Management’s Use of Non-GAAP Financial Measures

This letter includes certain non-GAAP financial measures as defined by SEC rules. These non-GAAP financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with U.S. GAAP. There are a number of limitations related to the use of these non-GAAP financial measures versus their nearest GAAP equivalents. For example, other companies may calculate non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison. We urge you to review the reconciliations of our non-GAAP financial measures to the most directly comparable U.S. GAAP financial measures set forth in this letter, and not to rely on any single financial measure to evaluate our business.

Forward-Looking Statements

This current report contains forward-looking statements within the meaning of the federal securities laws and information based on management’s current expectations as of the date of this current report. All statements other than statements of historical fact contained in this current report, including statements regarding the future development of the Company’s battery technology, the anticipated benefits of the Company’s technologies and the performance of its batteries, plans and objectives for future operations, forecasted cash usage, including spending and investment, are forward-looking statements. When used in this current report, the words “may,” “will,” “estimate,” “pro forma,” “expect,” “plan,” “believe,” “potential,” “predict,” “target,” “should,” “would,” “could,” “continue,” “believe,” “project,” “intend,” “anticipates,” “seek,” “working toward,” “embarking” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations, assumptions, hopes, beliefs, intentions, and strategies regarding future events and are based on currently available information as to the outcome and timing of future events.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Many of these factors are outside the Company’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to ones listed here. The Company faces significant barriers in its attempts to produce a solid-state battery cell and may not be able to successfully develop its solid-state battery cell. Building high volumes of multilayer cells in commercially relevant area and with higher layer count requires substantial development effort. The Company could encounter significant delays and/or technical challenges in replicating the performance seen in its single-layer and four-layer cells and early tests of its ten-layer cells and in achieving the high quality, consistency and throughput required for commercial production and sale. The Company may encounter delays and other obstacles in acquiring, installing and operating new manufacturing equipment for automated and/or continuous-flow processes, including vendor delays (which we have already experienced) and challenges optimizing complex manufacturing processes. The Company may encounter delays in hiring the engineers it needs to expand its development and production efforts, delays in building out QS-0, and delays caused by the COVID-19 pandemic. Delays in increasing production of engineering samples would slow the Company’s development efforts. The Company may be unable to adequately control the costs associated with its operations and the components necessary to build its solid-state battery cells at competitive prices. The Company’s spending may be higher than currently anticipated. The Company may not be successful in competing in the battery market industry or establishing and maintaining confidence in its long-term business prospectus among current and future partners and customers. The Company cautions that the foregoing list of factors is not exclusive. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

Except as otherwise required by applicable law, the Company disclaims any duty to update any forward-looking statements. Should underlying assumptions prove incorrect, actual results and projections could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that could materially affect the Company’s actual results can be found in the Company’s periodic filings with the SEC. The Company’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Exhibit 99.2

QuantumScape Announces Third Quarter 2021 Financial Results & Posts Shareholder Letter to IR Website

SAN JOSE, Calif. – October 26, 2021 – QuantumScape Corporation (NYSE: QS), a leader in the development of next-generation solid-state lithium-metal batteries for use in electric vehicles, today announced its financial results for the third quarter of 2021, which ended September 30, 2021.

The company posted a Shareholder Letter to its Investor Relations website. It details third-quarter results and provides a business update, including results from independent third-party lab testing of its single-layer cells, an overview of its customer engagements, and an update on multilayer cell cycle data.

QuantumScape will host a conference call at 2:00 p.m. Pacific Time (5:00 p.m. Eastern Time) today, October 26, 2021. Participating on the call will be Jagdeep Singh, chief executive officer and co-founder, and Kevin Hettrich, chief financial officer, of QuantumScape.

The call is accessible via a live webcast on the Events Calendar section of the Investor Relations website. An archive of the webcast will be available shortly after the call for 12 months.

About QuantumScape Corporation

QuantumScape is a leader in developing next-generation solid-state lithium-metal batteries for electric vehicles. The company is on a mission to revolutionize energy storage to enable a sustainable future. For more information, please visit www.quantumscape.com.

For Investors

John Saager, CFA

Head of Investor Relations

ir@quantumscape.com

For Media

media@quantumscape.com